July 18, 2013

Ms. Deborah O'Neal-Johnson

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NW

Washington, D.C.  20549

Re:

Nile Capital Investment Trust; File Nos. 333-164528 & 811-22384

Dear Ms. O'Neal-Johnson:

On May 30, 2013, Nile Capital Investment Trust (the "Registrant"), on behalf of the Nile Global Frontier (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 6 to its registration statement under the Securities Act of 1933 on Form N-1A.  On July 12, 2013, you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

GENERAL

1.

Comment.  Please acknowledge that the Registrant will comply with its XBRL filing requirement and will include Tandy representations in its SEC correspondence.

Response.  The Registrant acknowledges its XBRL filing requirement related to the Fund and includes Tandy representations below.

PROSPECTUS SUMMARY

2.

Comment.  In the Shareholder Fees table, please consider deleting the deferred sale charge line items as they are zero or none.

Response.  Upon review, the Registrant believes that identifying the lack of a deferred sales charge provides information useful to prospective shareholders.

3.

Comment.  Following the Annual Fund Operating Expenses table, in the fee waiver footnote, please include all items that are excluded from the expense cap.

Response.  The Registrant has amended the fee waiver footnote to include all items that are excluded from the expense cap.

PROSPECTUS

4.

Comment.  Under the section entitled Management, please identify the specific semi-annual or annual report (including date) that includes a discussion of the basis for the Board's approval of the advisory agreement.

Response.  The Registrant has amended the section to identify the specific semi-annual or annual report (including date) that that includes a discussion of the basis for the Board's approval of the advisory agreement.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Best regards,

/s/ Thompson Hine LLP